CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Announcement April 28, 2003 12:30

UPM-Kymmene’s financial reporting in 2004

In 2004, UPM-Kymmene Corporation will publish the following financial reports:

The year 2003 financial results on January 29, 2004

Interim Review from January to March 2004 on April 27, 2004

Interim Review from January to June 2004 on July 27, 2004

Interim Review from January to September 2004 on October 26, 2004.

The 2003 Annual Report will be published on week beginning March 15, 2004.

UPM-Kymmene Corporation will hold its Annual General Meeting on March 24, 2004.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRUBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations